UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Verastem, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

92337C104

(CUSIP number)

John J. Park (609) 924-6452 General Partner, Chief Financial Officer Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542

(Name, address and telephone number of person authorized to receive notices and communications)

February 1, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92337C104	Page 2 of 13 Pages

(1)	Names of reporting persons CHP III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware Limited Partnership
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 92337C104	Page 3 of 13 Pages

(1)	Names of reporting persons CHP III Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware Limited Liability Company
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 92337C104	Page 4 of 13 Pages

(1)	Names of reporting persons John K. Clarke
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92337C104	Page 5 of 13 Pages

(1)	Names of reporting persons Brandon H. Hull
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92337C104	Page 6 of 13 Pages

(1)	Names of reporting persons John J. Park
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92337C104	Page 7 of 13 Pages

(1)	Names of reporting persons Charles G. Hadley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 2,234,126 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 2,234,126 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,234,126 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92337C104	Page 8 of 13 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Common Stock”), of Verastem, Inc. (the “Issuer”) having its principal executive office at 215 First Street, Suite 440, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background.

This statement is filed by (i) CHP III, L.P., a Delaware limited partnership (the “Fund”); (ii) CHP III Management, LLC, a Delaware limited liability company and general partner of the Fund (the “General Partner”); and (iii) John K. Clarke, Brandon H. Hull, John J. Park and Charles G. Hadley (collectively, the “Managing Members”), the managing members of the General Partner. The Fund, the General Partner and the Managing Members are sometimes referred to collectively as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is c/o Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542.

The principal business of the Fund is to make private equity investments in early-stage companies seeking capital across the healthcare sector, including healthcare IT, medical technology, healthcare services and life sciences. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal business of the Managing Members is their activities on behalf of the Fund, the General Partner and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund is a limited partnership organized under the laws of the State of Delaware and the General Partner is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund is the record holder of 2,234,126 shares (the “Record Shares”) of Common Stock of the Issuer. The Fund acquired 1,984,126 of the Record Shares on February 1, 2012 upon conversion of shares of the Issuer’s convertible preferred stock purchased in a series of private placement transactions with the Issuer between November 2010 and November 2011. The Fund acquired 250,000 of the Record Shares in connection with the Issuer’s initial public offering of Common Stock on February 1, 2012 for an aggregate purchase price of $2,500,000. The working capital of the Fund was the source of the funds for the purchase. No part of the purchase price paid by the Fund was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

SCHEDULE 13D

CUSIP No. 92337C104	Page 9 of 13 Pages

Item 4.	Purpose of Transaction.

The Fund acquired the Record Shares for investment purposes. None of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Fund is the record owner of the Record Shares (i.e., 2,234,126 shares of Common Stock). As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the Record Shares. In their capacities with the General Partner, each Managing Member may also be deemed to beneficially own the Record Shares.

Based on the Record Shares, each Reporting Person may be deemed to beneficially own 10.6% of the Common Stock of the Issuer, which percentage is calculated based upon 21,059,116, shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 20,234,116 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated January 26, 2012 with respect to such offering, filed with the Securities and Exchange Commission on January 27, 2012 and (ii) 825,000 shares of Common Stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

SCHEDULE 13D

CUSIP No. 92337C104	Page 10 of 13 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

2,234,126 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

2,234,126 shares for each Reporting Person.

(c)	The Fund acquired 1,984,126 of the Record Shares on February 1, 2012 upon conversion of shares of the Issuer’s convertible preferred stock. The Fund acquired 250,000 of the Record Shares in connection with the Issuer’s initial public offering of Common Stock on February 1, 2012 for a purchase price of $10 per share.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

The Fund and other stockholders of the Issuer have entered into a Second Amended and Restated Investors’ Rights Agreement dated November 1, 2011 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If, at any time after June 24, 2012, the Issuer shall receive a written request from the Holders (as defined in the Investor Rights Agreement) of at least a majority of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $5,000,000) (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933 (the “Securities Act”), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

SCHEDULE 13D

CUSIP No. 92337C104	Page 11 of 13 Pages

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two Form S-1 demand registrations.

Form S-3 Demand Registration Rights

If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights after the earlier of:

•	the closing of a Deemed Liquidation Event (as such term is defined in the Company’s Certificate of Incorporation); and

•	the fifth anniversary of the Issuer’s initial public offering.

SCHEDULE 13D

CUSIP No. 92337C104	Page 12 of 13 Pages

Lock-up Agreements

The Fund and Mr. Clarke, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on January 26, 2012 and ending on June 24, 2012 except with the prior written consent of UBS Securities LLC and Leerink Swann LLC on behalf of the underwriters.

The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event relating to the Issuer will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Second Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors listed on Schedule A thereto and each of the stockholders listed on Schedule B thereto, dated as of November 1, 2011 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 177677), filed with the SEC on November 3, 2011).

Exhibit 2 – Form of Lock-up Agreement

Exhibit 3 – Agreement regarding filing joint Schedule 13D.

Exhibit 4 – Power of Attorney regarding Schedule 13D filings.

SCHEDULE 13D

CUSIP No. 92337C104	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 10, 2012

CHP III, L.P.		CHP III Management, LLC

By:	CHP III Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

/s/ John K. Clarke		/s/ Brandon H. Hull
John K. Clarke		Brandon H. Hull

/s/ John J. Park		/s/ Charles G. Hadley
John J. Park		Charles G. Hadley